October 3, 2023

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Kyle Wiley & Jennifer Gowetski

Re:	Highway Holdings Ltd. Form 20-F for the Fiscal Year Ended March 31, 2023 Filed on July 13, 2023 File No. 001-38490

Ladies and Gentlemen:

By letter dated September 25, 2023, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Highway Holdings Limited (the “Registrant”) with additional comments to Amendment No. 1 to the Registrant’s Form 20-F for the fiscal year ended March 31, 2023 (“Amendment No. 1”). The Staff’s comments are repeated below in bold and are followed by the Registrant’s responses thereto.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended March 31, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 2

1. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

As stated in our August 18, 2023 letter to the Staff, the Registrant’s determination that it is not owned or controlled by a governmental entity of China is based solely on its review of the stock ownership records maintained by Computershare, the Registrant’s transfer agent, and on information known to it about the securities owned or controlled by its directors. The only stock ownership records available to the Registrant are (x) the list of record holders maintained by Computershare, and (y) the shareholders ownership reports (i.e., Schedules 13D) filed with the Commission. The Registrant has not reviewed any additional materials nor has the Registrant relied on any legal opinions or third-party certifications. However, the Registrant believes that the foregoing information is sufficient for the Registrant to conclude that it is not owned or controlled by a governmental entity. The relevant information is the following: According to Computershare, 3,481,650 (or 78.83%) of the Registrant’s outstanding shares are held by CEDE & Co on behalf of streetname shareholders. Of the shares held by CEDE & Co, 378,297 shares are owned by Mr. Roland Kohl (the Registrant’s founder, Chairman and CEO), and the rest are, to the Registrant’s knowledge and belief, held by public shareholders and traded on Nasdaq. Mr. Kohl is a German national and is not associated with the Chinese government (or the Chinese Communist Party). The shares held by CEDE & Co are principally held by TD Ameritrade, Charles Schwab, HSBC Bank, The Bank of New York, Interactive Brokers, Morgan Stanley, UBS Financial, Citibank and J.P. Morgan. The Registrant is not aware of any foreign governmental entity that may own shares through any of these institutional entities. Of the record shareholders, other than Mr. Kohl, no shareholder owns more than 50,000 shares (most own substantially smaller number of shares). Also, many of the record holders who own 50,000 or fewer shares are either employees of the Registrant or are known to the Registrant (and are not members of any foreign government or the Chinese Communist Party).

Securities and Exchange Commission October 3, 2023 Page 2

The Registrant (a British Virgin Islands company) conducts all of its operations through four wholly-owned active subsidiaries, and one majority-owned subsidiary based in Myanmar (the Registrant owns 84% of the Myanmar subsidiary; the remaining 16% is owned by a individual Myanmar citizen who is not affiliated with any government). As discussed in detail below, no governmental entity owns any shares of any of the Registrant’s operating entities, nor does any governmental entity control any of these operating entities.

2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

There are five members on the Registrant’s Board of Directors. Three of the directors (Mr. Kohl, Mr. Sonnenkalb, and Mr. Hermann) are German nationals (two reside in Germany), one (Mr. Aharonov) is an Israeli national who primarily lives in Israel, and one member (Ms. Irene Wong Ping Yim) is a Chinese national and permanent resident of Hong Kong. Ms. Wong has confirmed to the Registrant that she is not, and has never been a member of the Chinese Communist Party.

The Registrant conducts is operations through three wholly-owned Hong Kong subsidiaries, one wholly-owned Mainland China subsidiary, and one 84% owned Myanmar company.

●	The Board members of the Registrant’s three Hong Kong wholly-owned subsidiaries are Mr. Kohl, Mr. Aharonov, and Mr. Quan Vin-Can. Mr. Kohl is a German national, Mr. Aharonov is an Israeli national, and Mr. Quan is Chinese nationals and permanent resident of Hong Kong. Mr. Quan has confirmed to the Registrant that neither of them is, or at any time has been a member of the Chinese Communist Party.

Securities and Exchange Commission October 3, 2023 Page 3

●	Mr. Aharonov is the Managing Director of the Registrant’s Mainland China subsidiary, and Juni Liu oversees the operations of that facility. Mr. Kohl has informed us that Mrs. Liu is not, and has never been, a member of the Chinese Communist Party.

●	The managing directors of the Registrant’s Myanmar subsidiary are Mr. Kohl and Mr. Kyaw Kyaw Win. Mr. Kyaw Kyaw Win is a Myanmar national.

Other than the confirmations referred to above by certain individuals, the Registrant did not rely on any third-party certifications in making the foregoing disclosures.

3. We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for “the Company.” Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

We apologize for the lack of clarity in Amendment No. 1 and the inconsistent use of the term “the Company.” By using the term “the Company,” the Registrant intended to address both the Registrant itself and all of its consolidated subsidiaries. As stated in the introductory portion of the Form 20-F under the heading titled Conventions, “[u]nless the context indicates otherwise, all references herein to “the Company,” “we,” “us” or “our” refer collectively to Highway Holdings Limited and its subsidiaries, including its 84% owned subsidiary in Myanmar”. In order to confirm to the Staff that the disclosure in Amendment No. 1 also apply to the Registrant’s subsidiaries, the following responses address each of the Staff’s requests (please note that the Registrant operates through subsidiaries and not through a variable interest entity structure):

• With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

As stated above, the Registrant operates through the five consolidated entities. The following four are wholly-owned entities of the Registrant. Since the Registrant owns 100% of these entities, no other person or entity (including any governmental entities) owns any interest in any of these subsidiaries:

Place of incorporation	Name of entity
Hong Kong	Kayser Limited
Hong Kong	Nissin Precision Metal Manufacturing Limited
Hong Kong	Golden Bright Plastic Manufacturing Company Limited
Mainland China	Nissin Metal and Plastic (Shenzhen) Company Limited

Securities and Exchange Commission October 3, 2023 Page 4

The Registrant also owns 84% of the equity of Kayser Myanmar Manufacturing Company Ltd., a foreign company registered under Myanmar law that is authorized to operate in Myanmar. A Myanmar citizen (who is also the general manager of Kayser Myanmar) owns the remaining 16% of the Kayser Myanmar. No governmental entity owns any interest in Kayser Myanmar.

• With respect to (b)(3), please provide the ownership or control by governmental entities in mainland China as well as Hong Kong with respect to you and all of your consolidated foreign operating entities in your supplemental response.

As indicated in the immediately preceding paragraph, all of the Registrant’s consolidated entities operating in Hong Kong or mainland China are 100% owned by the Registrant. Furthermore, as indicated in response to item 2 above, management of these Hong Kong and mainland China entities consists solely of German nationals or Chinese persons, none of whom is affiliated with the governments of either Hong Kong or mainland China, or with the Chinese Communist Party.

• With respect to (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

The Amended and Restated Memorandum and Articles of Association of Highway Holdings Limited were prepared by the Registrant’s attorneys of Harneys, a British Virgin Island law firm. The attorney who prepared those charter documents has confirmed to the Registrant that the Amended and Restated charter documents do not contain any charter of the Chinese Communist Party or text from any such charter.

The Registrant believes that the charter documents of the Registrant’s Hong Kong and mainland China operating subsidiaries are standard, boilerplate organizational documents that were provided to the Registrant by the company registrar upon the formation of those wholly-owned subsidiaries. The Registrant did not instruct the registrar of the Hong Kong and mainland China subsidiaries to add any provision to those documents that contain any charter, or text therefrom, of the Chinese Communist Party. Officers of the Registrant have read the English and Chinese versions of these charter documents, and have confirmed that they do not contain any charter of the Chinese Communist Party or text from any such charter.

Securities and Exchange Commission October 3, 2023 Page 5

4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to the Company’s knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Registrant has authorized and instructed us to confirm, without qualification, that neither its articles nor the articles of the Registrant’s consolidated foreign operating entities contain wording from any charter of the Chinese Communist Party.

* * *

If you have any questions regarding this response, please direct them to the undersigned at (310) 789-1228 or tli@troygould.com.

Very truly yours,

/s/ Tao Li
Tao Li

cc: Alan Chan, Highway Holdings Limited